UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 6, 2023, Siyata Mobile Inc., a British Columbia (Canada) company, that is a global vendor of Push-to-Talk over Cellular devices and of cellular signal booster systems (the “Company” or “Siyata”), received notice from the British Columbia Securities Commission (“BCSC”), which is the Company’s principal securities regulator in Canada, stating that the BCSC had, on that date, issued a cease trading order (the “Order”). The Order was received after the Company filed its Report of Foreign Private Issuer with the Securities and Exchange Commission on April 6, 2023 relating to the deficiency letters received from the BCSC.

The Order resulted from the Company’s failure to file its Annual Information Form, annual financial statements, annual management’s discussion and analysis, and certification of those annual filings for the Company’s financial year ended December 31, 2022, each within the timeline prescribed under Canadian securities and its failure to pay routine filing fees in connection with those filings.

The Order states that Canadian beneficial security holders who are not Company insiders or control persons may sell the securities acquired prior to the date of the Order if the sale is through a “foreign organized regulated market” (as defined in the applicable rules) and is made through a Canadian registered investment dealer.

The Company does not believe that the Order will impact the trading of the Company’s common shares and warrants, trading under the symbols SYTA and SYTAW, respectively, on the Nasdaq Capital Market.

A copy of the BCSC Order is attached hereto as Exhibit 99.1.

The Company currently intends to file its AIF, annual financial statements, annual management’s discussion and analysis and certifications of its annual filings with the BCSC on or before May 15, 2023, which is expected to result in the revocation of the Order.

The information and documents furnished in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this Report when it discusses that it does not believe the trading of its common shares and warrants on the Nasdaq Capital Market will be impacted by the placement on the list of defaulting issuers and that intends to file certain filings with the British Columbia Securities Commission and seek to have the listing taken down. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report.

The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the SEC on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Order of the British Columbia Securities Commission dated April 6, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 7, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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